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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52331

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PROVIDENT SECURITIES, INC. D/B/A
PROVIDENT INTERNATIONAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
654 MADISON AVENUE, SUITE 1009
(No. and Street)

NEW YORK	**NY**	**10065**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BISHOP, MANAGING DIRECTOR **(212) 742-1871**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **MARK BISHOP**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SILVIA L. DEL ROSARIO
Notary Public, State of New York
Registration No. 01DE6078138
Qualified in New York County
Commission Expires July 22, 2010

MARK BISHOP
Title Managing Director

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

PROVIDENT INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

PROVIDENT INTERNATIONAL SECURITIES, INC.
DECEMBER 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Provident International Securities, Inc.

We have audited the accompanying statement of financial condition of Provident International Securities, Inc. as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Provident International Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

As explained in Note 5 to the statement of financial condition, the Company is part of an affiliated group of companies and has entered into transactions with other members of the group.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	93,265
Due from related parties		518,853
Prepaid expenses and other assets		7,982
TOTAL ASSETS	$	620,100

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	160,977
Shareholder's equity:		
Common stock - $0.01 par value; 100 shares authorized issued and outstanding		1
Additional paid-in capital		881,623
Accumulated deficit		(343,318)
Shareholder's equity before receivable from Parent		538,306
Less: receivable from Parent		(79,183)
Total shareholder's equity		459,123
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	620,100

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Provident International Securities, Inc. (the "Company") was incorporated on December 11, 1998, under the laws of the State of Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a component of a larger business enterprise and is a wholly owned subsidiary of Provident Financial International LLC, the immediate Parent, which in turn is wholly owned by Provident Group Ltd., a company registered in the British Virgin Islands.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, statement of financial condition classification, interest and penalties, accounting in interim periods, disclosures, and transition. Using that guidance, the Company's management believes it has no uncertain tax positions that qualify for either recognition or disclosure as of December 31, 2009. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the statement of financial condition date in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the statement of financial condition date.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 17, 2010.

NOTE 3. CONCENTRATION OF MARKET AND CREDIT RISK

The Company maintains its cash in a bank account that, at times, may exceed federally insured limits. In addition, during the year ended December 31, 2009, one transaction generated approximately 70% of the Company's revenue.

NOTE 4. INCOME TAXES

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes in accordance with GAAP. Deferred income tax assets and liabilities are computed annually for differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

No tax provision was necessary for 2009 since the Company had net operating loss carryforwards ("NOL") sufficient to offset pretax income. The loss carryforwards may be used to offset future taxable income through 2028.

The Company follows FASB ASC 740 *Accounting for Income Taxes*, which recognizes both the current and deferred consequences of all transactions recognized in the statement of financial condition, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. The NOL carryforward of approximately $104,000 may be used to offset future taxable income. The Company has recorded a deferred tax asset of approximately $42,000 related to NOL carryforwards. However, a valuation allowance in the amount of $42,000 was also recorded by the Company at December 31, 2009, for financial reporting purposes. Valuation allowances are established for deferred tax assets when it is more likely than not that a carryforward will not be realized.

NOTE 4. **INCOME TAXES (CONTINUED)**

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2006.

NOTE 5. **RELATED PARTY TRANSACTIONS**

The Company occasionally advances funds to and receives funds from related parties as support for or reimbursement of operating expenses in the ordinary course of its business activities with these related entities. The Company also receives a fee under an agreement with Provident Group Asset Management, LLC ("PGAM"), equal to 5% of that affiliate's management fee, for services the Company renders to that affiliate. The fee is included in the receivable below from PGAM. The receivable balances below do not accrue interest and have no defined repayment terms. Amounts due from these related parties totaled $518,853 at December 31, 2009, as follows:

Provident Group, Ltd.	$	291,726
Provident Group Asset Management, LLC		227,127
	$	518,853

Under an agreement with the Parent, the Company reimbursed its Parent for support services and expenses that were provided by the Parent. The receivable from the Parent at December 31, 2009, in the amount of $79,183, represents prepayments against these expenses.

NOTE 6. **ACCRUED EXPENSES AND OTHER LIABILITIES**

Accrued expenses and other liabilities consisted of the following as of December 31, 2009:

Accrued operating expenses	$	39,731
Discretionary commissions payable		121,246
Total	$	160,977

NOTE 7. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2009, the Company had net capital of $53,534 which was $48,534 in excess of the Company's required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .74 to 1 at December 31, 2009.